UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

Earnings Release

On November 2, 2026, ReNew Energy Global Plc (“ReNew” or the “Registrant”) issued an earnings release announcing its unaudited financial results for the three months and half year ended September 30, 2026, as well as certain other business updates. A copy of the earnings release dated November 2, 2026, is attached hereto as Exhibit 99.1.

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibit 99.1 hereto, are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-1 (File No. 333-259706), initially filed with the SEC on September 21, 2021 and declared effective on October 5, 2021, as amended by Post-Effective Amendment No. 2 on Form F-3 filed with the SEC on October 13, 2022 and declared effective on October 26, 2022 (including any prospectuses forming a part thereof and any prospectus supplements thereto), and shall be deemed to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description
99.1	Q2 FY27 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 2, 2026	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer